United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of April 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
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Press Release
Signatures

Press Release

Press Release
Vale — 1Q09 Production Report
WEATHERING THE STORM
Rio de Janeiro, April 28, 2009 — Companhia Vale do Rio Doce (Vale) is managing its production in line with its assessment of market conditions prevailing in the short-term. In order to weather the severe global economic downturn, we have been focusing on operational flexibility simultaneously changing our priority to cost minimization from production maximization.
As a provider of raw materials for manufacturing and construction activities, Vale has been facing unprecedented weak demand conditions derived from the sharp decrease of global industrial production.
In the specific case of iron ore, as the only truly global supplier Vale had to implement a deeper cutback in production in response to the dramatic contraction of steel output in the Americas and Europe, sharper than in other regions of the world. For instance, steel production in Europe dropped in the first quarter of 2009 by 43.8% year-on-year, in North America by 52.1% and in Brazil by 42.1%, while in Asia the decrease was milder, 8.9%. The Americas and Europe represented 47.5% of our iron ore sales in 2008.
With a few exceptions, the output of most of our products has declined on a year-on-year basis as well as on a quarter-on-quarter basis.
FERROUS MINERALS
• Iron ore

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

IRON ORE	74,487	63,274	46,860	-25.9%	-37.1%
Southeastern System	28,796	23,310	16,625	-28.7%	-42.3%
Itabira	10,865	7,749	5,983	-22.8%	-44.9%
Mariana	9,009	7,653	6,204	-18.9%	-31.1%
Minas Centrais	8,753	7,664	4,438	-42.1%	-49.3%
Urucum	170	244	0	n.a.	n.a.
Southern System	19,717	15,599	9,851	-36.8%	-50.0%
Minas Itabirito	5,722	4,685	4,134	-11.8%	-27.8%
Vargem Grande	7,032	5,515	2,474	-55.1%	-64.8%
Paraopeba	6,963	5,399	3,243	-39.9%	-53.4%
Carajás	24,199	22,306	20,277	-9.1%	-16.2%
Samarco[1]	1,775	2,060	106	-94.8%	-94.0%
In response to the negative shock on the global demand for minerals and metals, we have shut down the higher-cost lower-quality output mines in our operational universe while maintaining operational flexibility at the other mines.
Our iron ore production in the first quarter of 2009 amounted to 46.9 Mt1,2, decreasing by 37.1% relatively to 1Q08 and by 25.9% as against 4Q08.

[1]	Production attributable to Vale

At Carajás, iron ore output was 20.3 Mt, down 16.2% relative to 1Q08, given the stoppages during the first week of January and the Carnival festivities. The high-quality low-cost Carajás iron ore represented 43.3% of our total production in 1Q09, against 32.5% in 1Q08. This change contributes to reduce our average cost of production simultaneously to an increase in average quality.
The Southeastern and Southern Systems were responsible for 79.8% of the year-on-year total output reduction of 27.6 Mt. Due to lower quality as compared to Carajás and the utilization of a third-party railroad to transport the production of the Southern System to our maritime terminals - Guaíba Island and Itaguaí — costs are relatively higher.
The Southeastern System, which encompasses the Itabira, Mariana, Minas Centrais and Urucum iron ore mining complexes, produced 16.6 Mt, 42.3% below the 1Q08 level. Urucum has been shut down since January 2009.
The Southern System, which comprises Minas Itabirito, Vargem Grande and Paraopebas, produced 9.8 Mt in 1Q09, 50.0% lower than 1Q08.
• Pellets

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

PELLETS[3]	10,849	9,572	2,885	-69.9%	-73.4%
Tubarão I & II	1,612	1,143	510	-55.3%	-68.3%
Fábrica	1,079	965	235	-75.7%	-78.2%
São Luís	1,689	1,790	3	-99.9%	-99.8%
Vargem Grande	0	0	4	n.a.	n.a.
Nibrasco[4]	2,038	1,918	96	-95.0%	-95.3%
Kobrasco	1,274	1,125	889	-21.0%	-30.2%
Hispanobrás	570	210	0	n.a.	n.a.
Itabrasco	1,008	384	0	n.a.	n.a.
Samarco[5]	1,579	2,038	1,148	-43.7%	-27.3%
The demand for pellets is usually more affected by cyclical factors than iron ore given its important contribution to increase productivity of the steel mills. To deal with the weak demand, Vale has taken steps to avoid inventory build-up. As a consequence, among our plants we have kept in operation only Tubarão I, Kobrasco, and Vargem Grande. Given its focus on China, where demand has bounced back, the three Samarco plants were operating in March.
Vargem Grande, which was part of the Itabiritos project, started the ramp up in the first quarter of 2009 with a production of 4,000 metric tons. It is located in the state of Minas Gerais, Brazil, and has a nominal annual capacity to produce 7 million metric tons.

[1]	Mt=million metric tons

[2]	Production in 1Q09 was 46.8 Mt under US GAAP

[3]
Production attributable to Vale on a pro forma basis. In 2008, we entered into a leasing contract for the Nibrasco, Kobrasco and Itabrasco pelletizing operations. As a consequence, their production is being consolidated 100% on a pro forma basis.

[4]	Nibrasco has two pellet plants

[5]	Samarco has three pellet plants

Vale’s attributable production of pellets, in which volumes produced by our joint ventures - Hispanobrás and Samarco — are computed in proportion to our stakes in each one, reached 2.9 Mt in 1Q09, down 73.4% compared with the same quarter of last year, when it reached 10.9 Mt, and down 69.9% against 4Q08. Vale produced 1.6 Mt of blast furnace pellets while direct reduction pellets output reached 1.3 Mt in 1Q09.
• Manganese ore and ferroalloys

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

MANGANESE ORE	541	491	113	-77.1%	-79.2%
Azul	504	392	43	-89.0%	-91.4%
Urucum	37	57	40	-29.4%	10.3%
Other mines	0	42	29	-30.5%	n.a.

FERROALLOY	132	84	48	-42.8%	-63.6%
Brazil	75	59	34	-42.6%	-55.2%
Dunkerque	24	0	0	n.a.	n.a.
Mo I Rana	28	21	14	-33.0%	-48.6%
Urucum	6	4	0	n.a.	n.a.
Due to the announced cutbacks, manganese ore production in 1Q09 was 113,000 metric tons (t), compared with 491,000 t in 4Q08 and 541,000 t in 1Q08. The Azul mine, our largest manganese mine, was shut down in December 2008 and resumed operations in March 2009.
The production of ferroalloys was reduced by 63.6% in 1Q09 against 1Q08, reaching only 48,000 metric tons. It was made up of 31,300 t of ferrosilicon manganese alloys (FeSiMn), 9,900 t of medium-carbon manganese alloys (FeMnMC) and 6,900 t of high-carbon manganese alloys (FeMnAc).
Our ferroalloy plants in Brazil were shut down during December 2008 and resumed operations in the beginning of 2009, with the exception of Urucum. The ferroalloy plant in Mo I Rana, Norway, had its furnace maintenance extended until June 2009. Our ferroalloy operations in Dunkerque, France, stopped in August 2008 due to problems with the electric furnace and will be kept idle until April 2009.

NON-FERROUS MINERALS
• Nickel

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

NICKEL[1]	60.8	73.2	65.2	-10.9%	7.3%
Sudbury	17.6	28.8	22.4	-22.3%	27.3%
Thompson	6.7	7.5	6.3	-16.6%	-6.7%
Voisey’s Bay	18.2	19.2	17.5	-9.1%	-4.0%
Sorowako	15.3	14.5	15.6	7.5%	2.3%
Others*	3.0	3.1	3.4	11.4%	14.6%

*	External feed purchased from third parties and processed into finished nickel in our operations
In light of the conditions prevailing in the global nickel market, Vale has been taking steps to adjust its production plan to the weaker demand. As we report data for finished nickel production and its production cycle extends through several weeks, the announced production cutbacks can take a quarter or so to be reflected in the reported figures.
Finished nickel production reached 65,200 t in 1Q09 compared with 73,200 t in 4Q08, a drop of 10.9%. Volumes produced in 1Q09 increased 7.3% relative to 1Q08. In that quarter, our production of finished nickel was negatively impacted by the change in product flows required to build up an inventory of nickel oxide for the start up of Dalian in April 2008.
Data on mined ore shows a deeper fall in output. There was a 21.8% year-on-year decrease on nickel contained in mined ore and a 15.5% decline quarter-on-quarter. The most significant contraction took place at the Sorowako operations, 43.2% year-on-year. As a consequence, its nickel-in-matte production decreased by 19.4% relatively to 1Q08 and 6.4% against 4Q08. At Sudbury, our main nickel mining site and where the CC South mine was shut down, nickel contained in mined ore dropped by 18.2% relatively to 1Q08.
Sudbury, located in the Canadian province of Ontario, produced 22,400 t in 1Q09, 6,400 t lower than the level reached in 4Q08. In addition to the shutdown of CC South, we have advanced the maintenance of one of the two kilns at the Clydach refinery 2 to the beginning of March. This move was made to reduce production of nickel pellets and powders while increasing the production of sinter, as the demand for sinter feed to produce finished nickel in Asia has been relatively stronger.
Vale will shut down its nickel mining and processing facilities at Sudbury, province of Ontario, Canada, for a period of eight weeks — from June 1 to July 27. The shutdown will follow normal planned maintenance of the Sudbury plants during May.
Production at Thompson, in the province of Manitoba, was 6,300 t in 1Q09, a drop of 6.7% in relation to 1Q08 and 16.6% against 4Q08. This was due to some smelter and mill processing restrictions, resulting from essential repairs to the converters and commissioning work associated with new emission reduction infrastructure.
Voisey’s Bay nickel production, in the Canadian province of Newfoundland and Labrador, was 17,500 t in 1Q09. Voisey’s Bay operations, comprising the Ovoid mine and a processing mill, will be shut down during the entire month of July.

[1]
The figures shown for finished nickel production do not include the quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes were 2,000 t in 1Q08, 2,400 t in 4Q08 and 1,800 t in 1Q09.

[2]	Clydach refines part of the Sudbury feed.

Figures for our operations at Sudbury and Thompson include only the production from feed originating from our own mines. It excludes any concentrates purchased from third parties, which are subsequently processed in our operations.

The production of finished nickel from Sorowako feed reached 15,600 t in 1Q09 against 15,300 t in 1Q08 and 14,500 t in 4Q08. Since 4Q08, we have shut down production fed by thermal power generation and rely solely on less expensive hydroelectric power generated by our Larona and Balambano plants. This is an important measure given the energy intensiveness of saprolitic nickel processing.
Sorowako supplies matte — an intermediate product — to be processed by our plants in Matsuzaka, Japan, and Dalian, China. The Indonesian matte is also sold to our joint ventures in Korea (KNC) and Taiwan (TNRC). Given the stronger demand in China, finished nickel output increased at the expense of a drawdown of existing matte inventories at Matsuzaka and Dalian. This explains why there was an increase in finished nickel production from Sorowako feed simultaneously with a fall in mined ore and matte.
• Bauxite

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

BAUXITE	2,463	3,541	3,076	-13.1%	24.9%
Trombetas[1]	1,638	1,980	1,592	-19.6%	-2.8%
Paragominas	825	1,561	1,483	-5.0%	79.8%
In 1Q09 our bauxite production amounted to 3.1 Mt, 24.9% above the volume registered in 1Q08, but 13.1% less than the 4Q08 record level.
Vale’s attributable production at Trombetas amounted to 1.6 Mt, down 2.8% quarter over quarter and 19.6% year over year, influenced by our shipment program for the year.
The Paragominas bauxite mine, in the Brazilian state of Pará, produced 1.5 Mt in 1Q09, up 24.9% against 1Q08 as Paragominas II started ramping up in May 2008.
Paragominas is linked to the Alunorte alumina refinery by the first bauxite pipeline in the world. The mine is operating at 60% of its nominal capacity as since the onset of the operations its bauxite production has shown smaller granules than planned, causing lower than expected performance. To eliminate this problem at the refinery plant additional filters were ordered. This will allow us to run Paragominas at its capacity of 9.9 Mtpy from 1H10 onwards.
• Alumina

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

ALUMINA	1,058	1,597	1,482	-7.2%	40.0%
Alunorte	1,058	1,597	1,482	-7.2%	40.0%
The production of alumina at the Barcarena refinery totaled 1.5 Mt in 1Q09, as against 1.1 Mt in 1Q08, an increase of 40.0%, as stages 6 and 7 of the Barcarena refinery started ramping up in June and July 2008, respectively, augmenting its nominal capacity to 6.26 million metric tons per year.

[1]	Production attributable to Vale

• Aluminum

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

ALUMINUM	132	135	121	-10.3%	-8.0%
Albras	112	115	112	-2.5%	0.4%
Valesul	20	20	9	-54.5%	-54.3%
Our production of aluminum was 121,000 t in 1Q09 versus 132,000 t in 1Q08, due to the reduced activity at the Valesul smelter.
The production of Albras remained constant at 112,000 t while the production at Valesul was reduced by 11,000 t, in line with our decision to implement larger production cutbacks at higher cost units.
In October 2008, we reduced activities at Valesul to 40% of its nominal capacity of 95,000 t, which was the level required to operate solely with self-generated power. In April 2009, Valesul shifted from aluminum smelting to being a producer of billets for extrusion using purchased primary aluminum ingots and scrap as raw materials.
• Copper

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

COPPER	73.3	81.6	73.3	-10.2%	0.0%
Sossego	30.2	32.6	29.5	-9.4%	-2.3%
Sudbury	27.6	28.0	25.3	-9.9%	-8.3%
Thompson	0.3	0.3	0.3	2.6%	-16.3%
Voisey’s Bay	13.3	16.1	12.9	-20.2%	-3.4%
Others	1.9	4.6	5.4	17.1%	n.m.
The demand for copper has been stronger relatively to the demand for other base metals. In addition to the purchases made by China’s Strategic Reserve Bureau, consumer durables and autos are leading the recovery of Chinese copper consumption. Our 1Q09 copper production remained unchanged at the same level as the same quarter of 2008, at 73,300 t.
The Canadian operations — Sudbury, Thompson and Voisey’s Bay — were responsible for 38,500 t, 6.6% lower compared with the same quarter of 2008. The decrease was primarily due to the reduction in mined nickel ore — copper is a by-product of nickel production in Canada.
Production of copper in concentrates by the Sossego mine at Carajás was slightly lower, 29,500 t in 1Q09 against 30,200 in 1Q08.
To fill the gap in our production relatively to demand we have increased the use of feed purchased from third parties to 5,400 t from 1,900 t in 1Q08.

• Nickel by-products

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

COBALT (metric tons)	615	792	713	-10.0%	15.8%
Sudbury	143	294	185	-37.0%	29.2%
Thompson	52	22	32	44.4%	-39.1%
Voisey’s Bay	380	469	450	-3.9%	18.6%
Others	40	8	46	n.m.	13.5%

PLATINUM (000’oz troy)	36	43	39	-9.1%	10.7%
Sudbury	36	43	39	-9.1%	10.7%

PALLADIUM (000’oz troy)	48	62	53	-15.2%	9.4%
Sudbury	48	62	53	-15.2%	9.4%

GOLD (000’ oz troy)	22	21	24	13.6%	9.8%
Sudbury	22	21	24	13.6%	9.8%

SILVER (000’ oz troy)	506	574	695	21.1%	37.5%
Sudbury	506	574	695	21.1%	37.5%
In 1Q09, cobalt production reached 713 t, with a 15.8% increase relative to the same quarter of last year, and 79 t lower than 4Q08, as a result of our decision to reduce mine output in Canada.
Platinum production increased by 10.7% in 1Q09 versus 1Q08. However, it was 9.1% lower than the level reached in 4Q08. The reduction from 4Q08 was due to lower recoveries through Sudbury and the timing of shipments to the Acton refinery, in England, where we process platinum group metals.
Our processing facilities for precious metals at Port Colborne, Ontario, will be shut down from June 1 to July 27, 2009.
• Potash

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

POTASH	166	102	186	83.5%	12.0%
Taquari-Vassouras	166	102	186	83.5%	12.0%
Production at Taquari-Vassouras was 186,000 t in 1Q09, 12.0% above the figures reported for 1Q08 and 83.5% higher than 4Q08.
The Taquari-Vassouras operations were temporarily shutdown in November 2008. Given the de-stocking and the seasonally higher demand for potash in Brazil, it operated at full capacity in 1Q09.

• Kaolin

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

KAOLIN	297	231	138	-40.2%	-53.5%
PPSA	140	99	57	-42.9%	-59.4%
Cadam	157	132	81	-38.2%	-48.3%
In 1Q09, kaolin production decreased significantly reflecting the announced cutbacks. It reached 138,000 t against 297,000 t in 1Q08 and 231,000 t in 4Q08.
At PPSA, 57,000 t were produced, a reduction of 59.4% over 1Q08, while at CADAM production was 81,000 t, down 48.3%.
COAL

				% change	% change
000’ metric tons	1Q08	4Q08	1Q09	1Q09/4Q08	1Q09/1Q08

METALLURGICAL COAL	650	703	511	-27.3%	-21.4%
Integra Coal	450	441	306	-30.5%	-31.8%
Carborough Downs	94	126	99	-21.5%	5.0%
Broadlea	51	45	56	26.4%	11.0%
Other	56	92	50	-46.1%	-10.8%

THERMAL COAL	224	387	439	13.3%	95.9%
Integra Coal	153	184	258	40.3%	68.5%
Broadlea	55	150	109	-27.8%	98.8%
Other	16	53	72	36.7%	n.m.
Coal production in 1Q09 amounted to 950,000 t, of which 511,000 t was metallurgical coal and 439,000 t thermal coal. The weaker demand for metallurgical coal — mainly PCI and semi-soft — led us to prioritize the production of thermal coal during the quarter.
The production at Integra Coal, located in state of New South Wales, Australia, was down 6.5% in 1Q09 against the same quarter of 2008. The operations comprise an underground mine which produces semi hard coking coal by longwall methods and an open-cut mine with the flexibility to produce both semi soft coking coals and thermal coal. Due to this flexibility, Vale was able to increase thermal production from the open cut in 1Q09.
Production of coal at Carborough Downs totaled 99,000 t in 1Q09, 5% up against 1Q08, as a result of an improvement in its performance.
Broadlea produced a total of 165,000 t during 1Q09, as against 106,000 t in 1Q08. The joint production of Broadlea and Carborough Downs is transported through the Goonyella rail corridor, connecting the mines of Central Queensland`s Bowen Basin to the Dalrymple Bay coal terminal.
On April 1, 2009, Vale concluded the acquisition of thermal coal assets in Colombia. Therefore, the production of El Hatillo, which is ramping up, will be added to Vale’s production report from 2Q09 onwards.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patrícia Calazans: patrícia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) factors of high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: April 28, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations